1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

May 23, 2019

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,024

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,024 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Cyber Security ETF (the “Fund”), a series of the Trust. As discussed with the Staff, the new name of the Fund is iShares Cybersecurity and Tech ETF.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on February 22, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:    Please include a completed fee table and cost example with your comment response letter, filed at least two weeks before effectiveness.

Response:    As requested, the Trust has supplementally provided a completed fee table and cost example at least two weeks prior to the effectiveness date. As discussed with the Staff, the Trust will comply with recently published Staff guidance on responding to comments in submitting its comment response letter.

Comment 2:    In the “Principal Investment Strategies” section, please define or clarify what value chain means.

Response:    As discussed with the Staff, the new name of the Fund is iShares Cybersecurity and Tech ETF. The Fund seeks to track the investment results of the NYSE® FactSet® Global Cyber Security Index, which measures the performance of equity securities issued by companies involved

Securities and Exchange Commission

May 23, 2019

in cyber security and technology, including cyber security hardware, software, products, and services. The Trust has deleted references to value chain in the Fund’s investment objective and principal investment strategy.

Comment 3:    Please disclose how many companies are currently in the Underlying Index and, of these, how many are located in foreign countries and, of these, how many are localed in emerging markets.

Response:    As of 3/29/2019, there are 39 companies included in the Underlying Index. 5 of these companies are located in foreign countries, 3 of which are located in non-U.S. developed markets and 2 of which are located in emerging markets. This disclosure has been included in the “Principal Investment Strategies” section of the Prospectus.

Comment 4:    In the “Principal Investment Strategies” section, please change equity securities to common stocks.

Response:    The Trust respectfully notes that the Underlying Index may include certain equity securities other than common stocks.

Comment 5:    Can a company fall into more than one RBICS industry? If so, is there a limit as to how many industries?

Response:    The index methodology uses a single-sector mapping system and therefore, each selected company would fall into only one sub-industry for this index.

Comment 6:    In the “Principal Investment Strategies” section, please explain why aerospace and defense IT should be deemed a cyber security company for purposes of the names test.

Will all companies that utilize or rely on cyber security be deemed a cyber security company, for example, a banking company?

Further, please explain why a company that derives 50% or more of its revenue from a RBICS sub-industry with exposure to the cyber hardware or cyber software and services theme has a sufficient nexus to the name of the fund. It appears that such a sub-industry may include companies that do not have cyber security as a primary focus of such company.

Please provide a list of sub-industries that currently make up the Underling Index. Also, please provide the staff with a list of the current contents of the Underling Index.

Response:    As discussed with the Staff, the new name of the Fund is iShares Cybersecurity and Tech ETF. Certain aerospace and defense IT service manufacturers should be deemed cyber security or technology companies for purposes of the names test because, among other requirements, these companies participate in providing cyber security and technology, including cyber security hardware, software, products, and services. The Index Provider defines Aerospace and Defense IT Services exposure as IT solutions tailored and marketed for aerospace/defense

Securities and Exchange Commission

May 23, 2019

industries. Aerospace and defense IT service manufacturers, as well as any other included companies, must derive 50% or more of their revenue from a RBICS sub-industry with exposure to the cyber security hardware or cyber security software and services theme. The Index Provider uses a rules-based methodology for allocating security to companies involved in the cyber security sector, as described in the Response to Comment 7.

Moreover, in order to ensure the Fund’s name is not misleading, the Trust has included additional disclosure to make clear that certain companies in the Underlying Index may also operate business lines that generate revenue in other industries as well.

As requested, below is a list of the sub-industries that currently make up the Underlying Index.

List of sub-industries:

Eligible RBICS Level 6 Industries
Cyber Security Hardware Category	Cyber Security Software and Services Category
Customer Premises Network Security Equipment	Network Security Access Policy Software

General Carrier Edge (Access) Equipment	Network Security Software

Carrier Edge Network Management Equipment	Enterprise Security Management Software

Wireline Equipment	Other Network Software

Government IT Services

Aerospace and Defense IT Services

Security and Management Consulting

Multi-Type Home and Office Software*

*	Companies in the home and software industry will be further narrowed to those related to the smart phone security.

As requested, enclosed is a list of the current contents of the Underlying Index (listed in the Excel tab of IHAK).

Comment 7:    Under the “Principal Investment Strategies” section, further clarify how, once a sub-industry is determined, the individual stocks from that sub-industry are selected.

Response:    The Index Provider first conducts fundamental research to establish a universe of RBICS sectors that participate in providing cyber hardware or cyber software and services, and that universe is further refined to include only the most relevant RBICS sub-sectors (as determined by the Index Provider) related to cyber hardware or cyber software activities (e.g., customer premises network security equipment producers, enterprise network security software providers, and aerospace and defense IT service manufactures). Note that in order to be included in the Underlying Index, companies must also have a float-adjusted market capitalization of $300 million

Securities and Exchange Commission

May 23, 2019

or greater. In addition, companies must have a three month average daily trading value (“ADTV”) of $2 million or greater, but existing constituents could remain in the Underlying Index if the company’s three-month ADTV is equal or greater than $1.5 million.

In constructing the Underlying Index, the Index Provider maps a universe of about 48,000 of the most liquid and publicly-traded companies based on their primary lines of business. The Index Provider uses revenues as the key factor in determining a company’s primary line of business, by mapping a company to the sub-industry from which it derives 50% or more of its revenues. The companies within these sub-industries are then ranked based on the data and information in their public filings and disclosures (e.g., regulatory filings, earning transcripts, etc.) to arrive at a group of the most relevant RBICS sub-industries (as determined by RBICS) related to cyber hardware or cyber software activities, and the Underlying Index includes the companies that derive 50% or more of their revenue from a RBICS sub-industry with exposure to the cyber hardware or cyber software and services theme, as determined by the Index Provider.

Comment 8:    Please submit to us a “white paper” explaining the rules-based methodology of the Underlying Index. The Underlying Index appears to involve a degree of subjectivity in identifying the index constituents. A rules-based index should exhibit the following characteristics: (i) each rule is defined with specificity; (ii) the methodology reflects a clear, objective formula; (iii) the rules are not open to subjective determinations or human discretion; and (iv) the index can be consistently replicated by third parties with access to the same data and tools with the same results.

Response:    As requested, the Trust has supplementally provided the full Underlying Index methodology.

Comment 9:    Under the “Principal Investment Strategies” section, it is not expected that the Underlying Index would include companies in the information technology industry, but consider disclosing other industries that have significant presence in the Underlying Index.

Response:    The Trust expects that the Underlying Index will include companies in the information technology industry. As requested, the Trust has supplementally provided the current contents of the Underlying Index.

Comment 10:    Please provide a “white paper” or the methodology regarding BFA using a representative sampling indexing strategy to manage the Fund.

Response:    BlackRock Fund Advisors uses a representative sampling indexing strategy to manage the Fund. The Fund generally will invest at least 90% of its assets in the component securities of the Underlying Index and in investments that have economic characteristics that are substantially identical to the component securities of the Underlying Index. The Fund may invest 10% of its assets in certain futures, options and swap contracts, cash and cash equivalents, as well as securities not included in the Underlying Index, but which BlackRock Fund Advisors believes will help the Fund track the Underlying Index.

Securities and Exchange Commission

May 23, 2019

Representative sampling indexing involves investing in a representative sample of securities that collectively has an investment profile similar to that of the Underlying Index. In order to have a similar investment profile, the selected securities, in the aggregate, are expected to have characteristics and liquidity measures similar to those of the Underlying Index. Characteristics include both investment characteristics and fundamental characteristics. Investment characteristics are based on factors such as market capitalization and industry weightings, while fundamental characteristics are based on factors such as return variability and yield.

Comment 11:    In each of the “Summary of Principal Risks” section and the “A Further Discussion of Principal Risks” section, we believe it would be more beneficial if the risks were reordered based on the level of risk, with the most significant risks to the Fund listed first. The level of risk should be based on a reasonable assessment of both (i) the amount of loss the fund may incur as a result of the risk; and (ii) the likelihood of the event giving rise to the risk. We believe that listing risks based on the level of significance will benefit investors by putting them on notice as to which risks they should be most concerned about. Also, placing the most significant risks toward the beginning of the principal risk disclosure increases the likelihood that an investor will read that risk. In particular, we note that the risks associated with investing in cyber security companies are particularly significant for the Fund. We note that the Director of the Division of Investment Management has recently addressed the practice of some funds of listing risk factors in alphabetical order. See: https://www.sec.gov/news/speech/speech-blass-102518.

Response:    The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. In response to the Staff’s comment, the Trust has revised the disclosure to add the following to the sections entitled “Fund Overview – Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 12:    Under “A Further Discussion of Principal Risks” section, certain of the “Principal Risk Factors” do not appear in the summary, such as Asian Risk and Non-US Risk. Please ensure the summary prospectus includes all the principal risk factors.

Response:    At this time the Trust declines to add Asian Risk and Non-U.S. Risk to the summary prospectus given the anticipated level of exposure to Asia and Non-U.S. securities. The Trust respectfully notes that Asian Economic Risk and Non-U.S. Securities Risk are included in “A Further Discussion of Other Risks” in the prospectus.

Comment 13:    Under “A Further Discussion of Principal Risks” please change “Risk of Investing in Cyber Security Companies” to “Cyber Security Companies Risk.”

Response:    The Trust respectfully declines to make the requested change.

Securities and Exchange Commission

May 23, 2019

Comment 14:    In the “A Further Discussion of Principal Risks” section, consider expanding upon the tax treatment of substitute dividends for “Securities Lending Risk” by including the following:

Substitute dividends received by the fund with respect to dividends paid on securities loaned out will not be qualified dividend income. If Fund shares are loaned out pursuant to a securities lending arrangement, Fund investors may lose the ability to treat Fund dividends paid while the shares are held by the borrower as qualified dividend income.

Response:    The Trust respectfully declines to make the suggested change. Under “Taxes on Distributions” the prospectus offers parallel disclosure, excerpted below:

“Dividends will be qualified dividend income to you if they are attributable to qualified dividend income received by the Fund. Generally, qualified dividend income includes dividend income from taxable U.S. corporations and qualified non-U.S. corporations, provided that the Fund satisfies certain holding period requirements in respect of the stock of such corporations and has not hedged its position in the stock in certain ways. Substitute dividends received by the Fund with respect to dividends paid on securities lent out will not be qualified dividend income. For this purpose, a qualified non-U.S. corporation means any non-U.S. corporation that is eligible for benefits under a comprehensive income tax treaty with the U.S., which includes an exchange of information program, or if the stock with respect to which the dividend was paid is readily tradable on an established U.S. securities market. The term excludes a corporation that is a passive foreign investment company.”

Comment 15:    In the “A Further Discussion of Principal Risks” section, consider adding similar clarifying language in prospectus to the “Threshold/Underinvestment Risk” regarding ownership thresholds as the following from the SAI:

“In certain circumstances where the Fund invests in securities issued by companies that operate in certain regulated industries or in certain emerging or international markets, or is subject to corporate or regulatory ownership restrictions, or invests in certain futures or other derivative transactions, there may be limits on the aggregate amount invested by BlackRock for their proprietary accounts and for client accounts (including the Fund) that may not be exceeded without the grant of a license or other regulatory or corporate consent or, if exceeded, may cause BlackRock, the Fund or other client accounts to suffer disadvantages or business restrictions.”

Response:    The requested change has been made.

Comment 16:    In the “Management – Creations and Redemptions” section, please disclose that purchases and redemptions of creation units with cash may cause the Fund to incur certain costs, such as brokerage costs that it might not have incurred if it had made purchase or redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund and, thus decrease the ETF’s net asset value, to the extent that these costs are not offset by a transaction fee payable by an Authorized Participant.

Securities and Exchange Commission

May 23, 2019

Response:    The trust respectfully declines to make the requested change. In the “Costs Associated with Creations and Redemptions” section, the Fund has similar disclosure, which states:

“If a purchase or redemption consists solely or partially of cash and the Fund places a brokerage transaction for portfolio securities with the Authorized Participant or its affiliated broker-dealer, the Authorized Participant (or an affiliated broker-dealer of the Authorized Participant) may be required, in its capacity as broker-dealer with respect to that transaction, to cover certain brokerage, tax, foreign exchange, execution, and price movement costs through a brokerage execution guarantee, as further described in the Fund’s SAI.”

****

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Adithya Attawar

Michael Gung

Nicole Hwang

George Rafal

Anne Choe

Matthew Haddadin